NEWS RELEASE

EMX Executes Agreement to Sell its Gumsberg Polymetallic Project in Sweden to Alpha Future Funds

Vancouver, British Columbia, October 22, 2024 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an exploration and option agreement dated October 16, 2024 for its Gumsberg Project in Sweden to Alpha Future Funds S.C.S, a private Luxembourg based company ("Alpha"). The agreement provides EMX with a cash payment and work commitments during a one-year option period, and upon exercise of the option, EMX will receive additional deferred option payments, advance royalty payments, milestone payments and a 2% NSR royalty.

The Gumsberg project is located within the prolific Bergslagen Mining Region of southern Sweden. The region has seen more than a millennium of continuous mining of iron, copper, silver, and recently polymetallic ores.  Alpha is a well-capitalized investment fund with its own technical team that will work closely with EMX to advance the project through the option period.  EMX and Alpha seek to contribute to the legacy of the Bergslagen Mining Region, one of Europe's most important metal producing centers, through additional investment and exploration in the district.

Commercial Terms Overview. EMX will receive US$100,000 upon closing of the agreement, and Alpha can acquire a 100% interest in the project by satisfying specified work commitments by the end of the first anniversary of the agreement. Upon exercising the option Alpha will:

  Make additional cash payments totaling US$850,000 to EMX as deferred option payments.
  Spend a cumulative of US$5,000,000 on the project by the fifth anniversary of the agreement.
  Pay annual advance royalty payments commencing after the deferred option payments are complete.
  Grant EMX an uncapped 2% NSR royalty on the project.
  Deliver certain milestone payments tied to anniversary dates and the commencement of commercial production.

Overviews of the project. The Gumsberg polymetallic project in Sweden is located in the Bergslagen Region in central Sweden, which is the birthplace of the mining industry of Sweden with hundreds of past producing properties and two world-renowned polymetallic mines currently in operation - Boliden AB's Garpenberg Mine and Lundin Mining's Zinkgruvan Mine (see Figure 1).

Gumsberg Project, Central Sweden: The Gumsberg project encompasses multiple past-producing mining areas, some of which operated throughout the Medieval period (see Figure 2). The Östersilvberg silver mine operated as early as the 13th century with peak silver production taking place between 1300 and 1590 and was Sweden's largest silver producer prior to the discovery of the nearby silver deposits at Sala. Recent drilling at Östersilvberg (2016-2019) led to the discovery of a newly recognized lens of silver-rich polymetallic mineralization south of the historic mine workings, which remains open in multiple directions. Importantly, reinterpretation of the styles of volcanogenic massive sulfide ("VMS") mineralization at Östersilvberg have demonstrated that VMS mineralization occurred at multiple stratigraphic levels and include high-grade zones of tectonically remobilized silver-lead-zinc mineralization as well as copper and gold enriched "feeder" type structures. These new interpretations will provide vectors toward new targets at Östersilvberg.

Also present at Gumsberg are bedded "exhalative" type zinc-lead-silver deposits at Fredikssongruvan and Vallberget-Loberget that were intersected in 2017-2020 drill programs. The bedded zinc-lead-silver mineralization at the historic Fredikssongruvan mine shows clear evidence for "Broken Hill" style mineralization and is contained within a thick sequence of manganiferous chemical sediment that has not been explored along strike. Exhalative-style polymetallic mineralization is also developed along a multi-kilometer trend around the historic Vallberget and Loberget mines, which has been cut by high-grade "veins" of tectonically remobilized mineralization. Both styles of mineralization were mined historically at Vallberget and Loberget.

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EMX and Alpha are looking forward to commencing work on the project and following up on the recent drill successes.

This transaction is another example of the execution of EMX's business model in providing turn-key and drill ready exploration projects to its partner companies in exchange for royalty interests.

More information on the Projects can be found at www.EMXroyalty.com.

Nearby Mines and Deposits. The mines and deposits discussed in this news release provide context for EMX's projects, which occur in similar geologic settings, but this is not necessarily indicative that the Company's projects host similar tonnages or grades of mineralization.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole

President and CEO

Phone: (303) 973-8585

Dave@EMXroyalty.com

Isabel Belger

Investor Relations

Phone: +49 178 4909039

IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture
Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward-looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

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Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2024 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov

Figure 1. Location map

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Figure 2. Location map

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